UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35561 / April 29, 2025

In the Matter of:

FS Credit Opportunities Corp.
PA Senior Credit Opportunities Fund, L.P.
FS Senior Credit Fund II, L.P.
FS Global Advisor, LLC
FS Credit Income Fund
FS Credit Income Advisor, LLC
FS Specialty Lending Fund
FS/EIG ADVISOR, LLC
FS Tactical Opportunities (LOI) Splitter, L.P.
FS Tactical Opportunities (SI) Splitter, L.P.
FS Tactical Opportunities (LOI) Splitter II, L.P.
FS Tactical Opportunities (SI) Splitter II, L.P.
FS Tactical Advisor, LLC

201 Rouse Boulevard
Philadelphia, Pennsylvania 19112

812-15706

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

FS Credit Opportunities Corp., et al. filed an application on February 21, 2025, and amendments
to the application on March 20, 2025, and April 3, 2025, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On April 3, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35520). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by FS Credit Opportunities Corp., et al. (File No. 812-15706) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.